UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒

Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the Company’s Annual Report for the sixteen months ended December 31, 2014 filed with the United States Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name:	Wong Nga Lai, Alice
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 16, 2015

Hong Kong Television Network Limited (HKTV)

files its Annual Report on Form 6-K

Hong Kong Television Network Limited (the “Company”) announced that it has filed its Annual Report on Form 6-K for the sixteen months ended December 31, 2014 with the United States Securities and Exchange Commission (the “SEC”).

The Company makes available via its website, www.hktv.com.hk, its Annual Report on Form 6-K filed with, or furnished to, the SEC.

Alternatively, ADR holders may receive a hard copy of the Annual Report on Form 6-K, which includes the Company’s audited financial statements, free of charge upon request. Written request should be sent to Hong Kong Television Network Limited, Investor Engagement, 13th Floor, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong.

-End-

About Hong Kong Television Network Limited

Hong Kong Television Network Limited is a Hong Kong and the U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology and applications. The Company strives to expand its foothold to the multimedia and TV industry. Riding on our content library together with strong brand presence in Hong Kong, we are now developing various business models to build a 24-hour “e-Shopping Mall” providing a “one-stop shop” platform to people in Hong Kong, including entertainment, online shopping, delivery service and impressive customer experience. For more information on HKTV, please visit www.hktv.com.hk

For Enquiries, please contact:

Corporate Communications	Investor Engagement
Jessie Cheng	Alice Wong
Tel: (852) 3145 4118	Tel: (852) 3145 6888
Email: chengcm@hktv.com.hk	Email: investor_engagement@hktv.com.hk